MAM Software Group, Inc.

 Maple Park, Maple Court, Tankersley

Barnsley, UK S75 3DP

May 8, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	MAM Software Group, Inc. Application for Withdrawal on Form RW for Registration Statement on Form S-8 (File No. 333-216175)

Ladies and Gentlemen:

MAM Software Group, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-8 (File No. 333-216175), initially filed with the Securities and Exchange Commission (“SEC”) on February 22, 2017, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement.

The Company requests that the SEC consent to this application on the grounds that the Company intends to file a new registration statement on Form S-8 to replace the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., via email at ded@robinsonbrog.com or via facsimile at (212) 956-2164. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney David Danovitch, Esq. at (212) 603-6300. Thank you for your assistance.

Very truly yours,

MAM Software Group, Inc.

/s/ Michael G. Jamieson

Michael G. Jamieson

Chief Executive Officer